SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Amendment No. 1)
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
SPORT SUPPLY GROUP, INC.

(Name of Issuer)
Shares of Common Stock, par value $0.01 per share

(Title of Class of Securities)
749283107

(CUSIP NUMBER)
Carlson Capital, L.P.
2100 McKinney Avenue
Suite 1600
Dallas, TX 75201

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
— with copies to -
Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
December 21, 2007

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	749283107	13D/A

1	NAME OF REPORTING PERSONS Carlson Capital, L.P. 75-273-3266 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,522,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,522,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,522,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%

14	TYPE OF REPORTING PERSON*

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No.	749283107	13D/A

1	NAME OF REPORTING PERSONS Asgard Investment Corp 75-249-4315 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,522,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,522,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,522,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%

14	TYPE OF REPORTING PERSON*

	CO

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CUSIP No.	749283107	13D/A

1	NAME OF REPORTING PERSONS Clint D. Carlson I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		2,522,600

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,522,600

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,522,600

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.7%

14	TYPE OF REPORTING PERSON*

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

4 of 13

CUSIP No.	749283107	13D/A

1	NAME OF REPORTING PERSONS Double Black Diamond Offshore LDC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		2,317,946

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,317,946

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,317,946

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	19%

14	TYPE OF REPORTING PERSON*

	CO
*SEE INSTRUCTIONS BEFORE FILLING OU

5 of 13

SCHEDULE 13D/A
     This Amendment No. 1 to Schedule 13D (the “Schedule 13D”), relating to shares of common stock, par value $0.01 per share, (“Common Stock”) of Sport Supply Group, Inc., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”).
     This Schedule 13D is filed on behalf of Double Black Diamond Offshore LDC, a Cayman exempted company, Carlson Capital, L.P., a Delaware limited partnership, the investment manager to Double Black Diamond Offshore LDC, Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital, L.P. and Mr. Clint D. Carlson, the president of Asgard Investment Corp. (collectively, the “Reporting Persons”).
Item 1. Security and Issuer

Securities acquired: shares of common stock, par value $0.01 per share.

Issuer:	Sport Supply Group, Inc.
1901 Diplomat Drive
Farmers Branch, TX 75234
Item 2. Identity and Background
     This statement is filed by: (i) Double Black Diamond Offshore LDC, a Cayman exempted company, (ii) Carlson Capital, L.P., a Delaware limited partnership, the investment manager to Double Black Diamond Offshore LDC and Black Diamond Offshore Ltd. (iii) Asgard Investment Corp., a Delaware corporation, the general partner to Carlson Capital, L.P. and (iv) Mr. Clint D. Carlson, the president of Asgard Investment Corp. Mr. Carlson is the Chief Executive Officer of Carlson Capital L.P., the President of Asgard Investment Corp. and Director of Double Black Diamond Offshore LDC and Black Diamond Offshore Ltd. In addition to Mr. Carlson, the only other executive officer of Asgard Investment Corp. is Nancy Carlson, Secretary and Treasurer.
     The business address of the Reporting Persons is 2100 McKinney Avenue, Suite 1600, Dallas, TX 75201.
     None of the Reporting Persons have, during the last five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

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Item 3. Source and Amount of Funds or Other Consideration
     The net investment costs (including commissions, if any) of the shares of Common Stock purchased by the Reporting Persons is approximately $21,179,180.6. Currently, 2,317,946 shares of Common Stock are held by Double Black Diamond Offshore LDC and 204,654 shares of Common Stock are held by Black Diamond Offshore Ltd.
Item 4. Purpose of the Transaction
          The purpose of the acquisition of the Common Stock is for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. The Reporting Persons at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Persons may seek representation on the board of directors of the Issuer and/or may work with the Issuer’s management and board of directors regarding potential strategies to increase shareholder value. The Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer, regarding, among other items, its business, operations, policies, management, structure, operations or capitalization of the Issuer. Except to the extent the foregoing may be deemed a plan or proposal, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.
Item 5. Interest in Securities of the Issuer
          (a) As of the date hereof, Double Black Diamond Offshore LDC owns 2,317,946 shares of Common Stock of the Issuer which represents 19% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,317,946 shares beneficially owned by Double Black Diamond Offshore LDC as of the date hereof by (ii) 12,188,160 shares of Common Stock outstanding as of October 29, 2007 as reported in a Quarterly Report filed by the Issuer with the Commission on October 31, 2007.
          As of the date hereof, Carlson Capital, L.P. owns 2,522,600 shares of Common Stock of the Issuer which represents 20.7% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,522,600 shares beneficially owned by Carlson Capital, L.P. as of the date hereof (which such number was calculated by adding (x) the 2,317,946 shares of Common Stock of the Issuer beneficially owned by Double Black Diamond Offshore LDC and (y) the 204,654 shares of Common Stock of the Issuer beneficially owned by Black Diamond Offshore Ltd.) by (ii) 12,188,160 shares of Common Stock outstanding as of October 29, 2007 as reported in a Quarterly Report filed by the Issuer with the Commission on October 31, 2007.

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          As of the date hereof, Asgard Investment Corp. owns 2,522,600 shares of Common Stock of the Issuer which represents 20.7% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,522,600 shares beneficially owned by Asgard Investment Corp. as of the date hereof (which such number was calculated by adding (x) the 2,317,946 shares of Common Stock of the Issuer beneficially owned by Double Black Diamond Offshore LDC and (y) the 204,654 shares of Common Stock of the Issuer beneficially owned by Black Diamond Offshore Ltd.) by (ii) 12,188,160 shares of Common Stock outstanding as of October 29, 2007 as reported in a Quarterly Report filed by the Issuer with the Commission on October 31, 2007.
          As of the date hereof, Clint D. Carlson owns 2,522,600 shares of Common Stock of the Issuer which represents 20.7% of the Issuer’s outstanding shares of Common Stock, which such percentage was calculated by dividing (i) the 2,522,600 shares beneficially owned by Clint D. Carlson as of the date hereof (which such number was calculated by adding (x) the 2,317,946 shares of Common Stock of the Issuer beneficially owned by Double Black Diamond Offshore LDC and (y) the 204,654 shares of Common Stock of the Issuer beneficially owned by Black Diamond Offshore Ltd.) by (ii) 12,188,160 shares of Common Stock outstanding as of October 29, 2007 as reported in a Quarterly Report filed by the Issuer with the Commission on October 31, 2007.
          The filing of this statement on Schedule 13D shall not be construed as an admission that Carlson Capital, L.P., Asgard Investment Corp. or Clint D. Carlson are for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock held by Double Black Diamond Offshore LDC and Black Diamond Offshore Ltd. Pursuant to Rule 13d-4, Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson disclaim all such beneficial ownership.
          (b) Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson, for the account of each of Double Black Diamond Offshore LDC and Black Diamond Offshore Ltd., have the power to vote and dispose of the aggregate 2,522,600 shares of Common Stock held by Double Black Diamond Offshore LDC and Black Diamond Offshore Ltd. Double Black Diamond Offshore LDC has the power to vote and/or dispose of the 2,317,946 shares of Common Stock it holds.
          (c) The transactions in the Issuer’s securities by Reporting Persons in the last sixty days are listed as Annex A attached hereto and made a part hereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
          The Reporting Persons acquired their initial shares of Common Stock pursuant to a purchase agreement with Michael J. Blumenfeld, a copy of which is attached hereto as Exhibit 2.

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Item 7. Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and among Double Black Diamond Offshore LDC, Carlson Capital, L.P., Asgard Investment Corp. and Clint D. Carlson.

Exhibit 2	Purchase Agreement

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ANNEX A

	Transaction		Quantity	Price per
Account	Date	Buy/Sell	(shares)	Share ($)
Double Black Diamond Offshore LDC	December 20, 2007	Buy	42,000	9.2446
Double Black Diamond Offshore LDC	December 21, 2007	Buy	709,310	7
Black Diamond Offshore Ltd.	December 21, 2007	Buy	40,690	7
Double Black Diamond Offshore LDC	December 21, 2007	Buy	148,790	8.7008
Black Diamond Offshore Ltd.	December 21, 2007	Buy	14,210	8.7008
Double Black Diamond Offshore LDC	December 24, 2007	Buy	460	7.5
Black Diamond Offshore Ltd.	December 24, 2007	Buy	40	7.5
Double Black Diamond Offshore LDC	December 26, 2007	Buy	64,315	7.5909
Black Diamond Offshore Ltd.	December 26, 2007	Buy	5,685	7.5909

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: DECEMBER 27, 2007	DOUBLE BLACK DIAMOND OFFSHORE LDC
	By:	Carlson Capital, L.P., its investment manager

	By:	Asgard Investment Corp., its general partner

	By:	/s/ Clint D. Carlson
	Name:	Clint D. Carlson
	Title:	President

CARLSON CAPITAL, L.P.
	By:	Asgard Investment Corp., its general partner

By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

ASGARD INVESTMENT CORP.
By:	/s/ Clint D. Carlson
Name:	Clint D. Carlson
Title:	President

/s/ Clint D. Carlson
Clint D. Carlson